Exhibit 99.1

  Plinabulin DUBLIN-3 NSCLC Topline Data  August 5 2021 | NASDAQ: BYSI

 Disclaimer  This presentation has been prepared for informational purposes only. No money or other consideration is being solicited, and if sent in response, will not be accepted. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Company is not under any obligation to make an offering. It may choose to make an offering to some, but not all, of the people who indicate an interest in investing. The information included in any registration statement will be more complete than the information the Company is providing now, and could differ in important ways.This presentation and any accompanying oral commentary contain forward-looking statements about BeyondSpring Inc. (“BeyondSpring” or the “Company”). Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management, including those described in the forward-looking statements and risk factors sections of the Company’s 20-F filed on April 30, 2021 and other filings with the United States Securities and Exchange Commission (SEC).Such statements are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by such statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements contained in this presentation include, but are not limited to, (i) statements regarding the timing of anticipated clinical trials for our product candidates and our research and development programs; (ii) the timing of receipt of clinical data for our product candidates; (iii) our expectations regarding the potential safety, efficacy, or clinical utility of our product candidates; (iv) the size of patient populations targeted by our product candidates and market adoption of our product candidates by physicians and patients; and (v) the timing or likelihood of regulatory filings and approvals.Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.The market data and certain other statistical information used throughout this presentation are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness. Similarly, our estimates have not been verified by any independent source.By attending this presentation, you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business.

Plinabulin: First-in-Class, *Selective Immunomodulating Microtubule-Binding Agent* (*SIMBA*) - Potent Antigen Presenting Cell (APC) inducer



Plinabulin[1]
GEF-H1
GEF-H1 activation[2]
Microtubules
GEF-H1
Rho/ROCK activation[1]
RhoA
GDP
RhoA
GTP
ROCK
JNK activation[2]
JNK2
JNK1
P
P
Dendritic cell maturation[2,3]
Kill cancer cells[4]
Kill cancer cells[2]
T cell activation[2,3]
Increase LSK cells;
Accelerate neutrophil maturation[5]
Neutrophil demargination[7]
Delay neutrophil apoptosis[6]



Chem

Article

Structure, Thermodynamics, and Kinetics of Plinabulin Binding to Two Tubulin Isotypes

Kinetics
Thermo dynamics
Plinabulin selectivity



Cell Reports

Article

GEF-H1 Signaling upon Microtubule Destabilization Is Required for Dendritic Cell Activation and Specific Anti-tumor Responses

Graphical Abstract

Authors

Highlights

CellPress

Plinabulin Novel Target: Immune Defense Protein GEF-H1

Note: [1] La Sala et al., 2019 Chem. [2] Kashyap et al., 2019 Cell Reports. [3] Zhang et al., 2005 Mol Cell Biol. [4] Singh et al., 2011 Blood. [5] Suwa et al., 2000 Am J Physiol Heart Circ Physiol; Ghosh et al., 2018 ACR Annual Conference; Blayney et al., Society of Leukocyte Biology. [6] Asensi et al., 2004 Infection and Immunity.

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Plinabulin Induces Dendritic Cell Maturation (the most potent APC), a Key Step in Initiating Anti-cancer Durable Response

② Plinabulin

Stimulate maturation of dendritic cells to increase antigen presentation

Dendritic cells are the most important antigen-presenting cells



Priming and activation
(APCs & T cells)
Trafficking of
T cells to tumors (CTLs)
blood vessel
lymph node
Infiltration of T cells
into tumors
(CTLs, endothelial cells)
2
3
Cancer antigen
presentation
(dendritic cells/ APCs)
tumor
Recognition of
cancer cells by T cells
(CTLs, cancer cells)
Release of
cancer cell antigens
(cancer cell death)
1
Killing of cancer cells
(Immune and cancer cells)

③ Checkpoint Inhibitors

Optimize T cell response

① Radiation/Chemotherapy/ Plinabulin

Release Tumor Antigens

For more potent anti-cancer effect

① + ② + ③ → Optimal Immuno-Oncology Response

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Severely Unmet Medical Need – 2nd/3rd Line NSCLC, EGFR Wild Type


Efficacy
Safety

- Large patient population with limited treatment options
  - EGFR wild type: ~85% western NSCLC and ~70% of Asian NSCLC patients
  - With immunotherapies moved to first line, Docetaxel-based therapies are the mainstay therapy
  - TKIs are worse than docetaxel[1]
- Docetaxel-based Therapies (SOC)
  - Limited efficacy
  - >40% severe neutropenia

Since nivolumab was approved 6 years ago, no new agent with novel mechanism has been approved in this indication.

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[1] Lancet Oncol. 2013 Sep;14(10):981-8.

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 Scientific Rationale – Patients with High GEF-H1 Live Longer  Patients with High GEF-H1 Immune Signature Live Longer in Various Cancers1  1 Kashyap et al., 2019 Cell Reports  Based on Plinabulin’s Immune MOA, patients with measurable lung lesion were selected prospectively for Dublin-3 Study.  Plinabulin Activates GEF-H11

Docetaxel + Plinabulin Compared to Docetaxel + Placebo in Patients With 2nd/3rd line NSCLC, EGFR wild type (DUBLIN-3)

Global, Randomized, Single-Blinded (blinding for patients only)
Stratified for: Region (Asia/non-Asia), Prior Line, ECOG score
60 sites: U.S., China, and Australia

- Non-squamous or squamous **NSCLC**
- Stage IIIb/IV
- ECOG performance status ≤ 2
- Progression during or after treatment with one or two treatment regimen containing platinum
- Must have at least one measurable lung lesion
- Prior checkpoint inhibitor therapy allowed

1:1 ratio

R

Docetaxel + Plinabulin

Docetaxel + Placebo

Primary Endpoint: Overall Survival
Secondary Endpoints:
- ORR, PFS
- Percent of patients without severe neutropenia on Day 8 of Cycle 1
- Month 24 OS rate, Month 36 OS rate
- DoR
- Q-TWiST
- QoL
- Proportion of patients who received docetaxel >8 cycles, >10 cycles, and >12 cycles

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 Dublin-3 Phase 3 Topline Data- Significant Improvement in OS, PFS, ORR, 24 M, 36 M OS Rate (Combo vs. Docetaxel)- Significant Reduction in Grade 4 Neutropenia (Combo vs. Docetaxel)  Primary Endpoint  Docetaxel (75 mg/m2)N=281  Plinabulin (30 mg/m2) + Docetaxel (75 mg/m2)N=278  OS (months or M)    Mean OS, p=0.03OS Log-rank p<0.04; HR = 0.82   Doubling OS rate in 24 M, 36 M, and 10.6% >48 M OS rate – Plinabulin Immune Durable Anti-cancer Benefit  Secondary Endpoint- Hierarchy Order  DocetaxelN=281  Plinabulin (30 mg/m2) + Docetaxel (75 mg/m2)N=278  ORR (%)    P <0.03  PFS (months or M)    P<0.01  Grade 4 neutropenia, cycle 1 Day 8 (%)  27.8%  5.3%; p<0.0001  24 Month OS Rate (%)  12.5%  22.1%; p<0.01  36 Month OS Rate (%)  5.3%  11.7%; p<0.04  48 Month OS Rate (%) - exploratory  0%  10.6%; p value cannot be calculated

OS Analysis Method Based on Relevance

1. Mean OS p value – Most Relevant for immune agent with more longer survival patients

- **Analysis method stated in Statistical Analysis Plan (SAP); the data will be included in Clinical Study Report (CSR)**

Mean OS takes into consideration all patients' overall survival time and censoring time. It is stated in SAP to use restricted mean survival time (RMST) methods to analyze the mean OS; the expected survival time for the two treatments were compared, restricted to the maximum follow-up time for the study.

2. OS Log-rank p value – Relevant as it takes into account the whole OS K-M curve

- **Analysis method stated in SAP; the data will be included in CSR**
- **OS log-rank p value needs to be $p < 0.046$, 2-sided test, to meet statistical significance due to adjustment for prespecified interim looks**

OS Log rank method is one of the most popular methods of comparing the survival for treatments, which takes the whole follow-up period into account. It is a nonparametric method and has the considerable advantage that it does not require knowing anything about the shape of the survival curve or the distribution of survival times.

3. OS Hazard Ratio (HR) – Not Relevant for immune agent with more longer survival patients

- **Per the SAP, HR would not be presented in the CSR if it fails Cox proportional hazard ratio assumption. Since Plinabulin is an immune agent with treatment effects that vary over different time points, the assumption failed; thus, the HR will not be included in the CSR.**

Hazard ratio (e.g., hazard under active treatment/hazard under control) is often used to characterize the treatment effects for survival data. It is derived under Cox proportional hazard ratio (HR) assumptions. Under this assumption, the HR is the same at all timepoints (i.e., the treatment effect in terms of improving hazard is the same at all timepoints). The assumption fails to hold if the HR varies over timepoints (i.e., the treatment effects vary over different timepoints). In fact, Cox proportional hazard ratio assumption often fails for immune anticancer treatments, including plinabulin, as these treatments have greater effects in the later part of the survival curve than in the earlier part. Clearly, in this situation, the single HR number derived under Cox proportional hazard ratio assumption is not relevant to consider.

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         Product Profile (Plinabulin + Docetaxel for 2nd/3rd line NSCLC, EGFR wild type)  Docetaxel (Current SOC)  Modest survival benefit  Severe safety concerns, e.g., CIN  Poor Quality of Life  Plinabulin - Docetaxel Combination  Survival benefit, with longer survival due to GEF-H1 I/O MOA   Favorable safety profile, including significant CIN reduction  Improved quality of life  Lower Grade 4 AE frequency and a shift to lower grade AENo unexpected AE concerns were identified  Next steps: Discuss filing plan with FDA & NMPA in 2021 with potential filing 1H 2022

Plinabulin: potential as the "Cornerstone" Therapy to Add onto Current IO Therapies to Address Severe Unmet Medical Needs

PD-1/PD-L1 Inhibitors - $30 B global annual sales → **Potential to greatly expand the addressable market**

Current Severe Unmet Medical Needs		Plinabulin Clinical Development
• PD-1/PD-L1 resistant patients need later line therapies	+"Easy-to-use" APC Inducer →	• Plinabulin + I/O + chemo/radiation
• PD-1 + chemo double efficacy of PD-1, but with CIN risk		• Plinabulin is developed as a CIN prevention agent (pan cancer, pan chemo)
• PD-1 or PD-1+CTLA-4 with high ir-SAE		• Plinabulin+PD-1+CTLA-4 in SCLC
• PD-1/PD-L1 non-responsive tumor; • Patients who cannot use PD-1/PD-L1		• Plinabulin+ I/O + chemo/radiation • Plinabulin + chemo

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Plinabulin Franchise: Pipeline in a Drug

Clinical Confirmation | **Expand** | **Transform**


Confirmed in 6 clinical studies (n>1200)
& Filed for NDA approval
Positive Phase 3 Topline OS data (n=559)
& potential NDA filing 1H 2022
Promising early clinical efficacy data
– 7 different cancers in phase 1/2 study

CIN (BTD & Priority Review)
Superior Regimen vs. SOC
PDUFA 11/30/2021

NSCLC
Strong MOA Rationale &
Successful DUBLIN-3 phase 3 Study

Multiple Cancers (I/O Combo)
Synergistic MOA with Checkpoint
Inhibitors & Promising Preclinical &
Early Clinical Efficacy Data

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